UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”) dated October 1, 2007, announcing the resolutions passed at the Company’s Annual General Meeting held on September 28, 2007, the presentation of audited consolidated financial statements, and the election of the Chairman of the Board.

Exhibit 1

SFL – 2007 Annual General Meeting

Ship Finance International Limited (NYSE:SFL) (the “Company”) advises that the 2007 Annual General Meeting of the Company was held on September 28, 2007 at 10:00 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda.  The following resolutions were passed:

1)	To re-elect Tor Olav Trøim as a Director of the Company.

2)	To re-elect Paul Leand Jr. as a Director of the Company.

3)	To re-elect Kate Blankenship as a Director of the Company.

4)	To re-elect Craig H. Stevenson, Jr., as a Director of the Company.

5)	To appoint Moore Stephens, P.C. as auditors and to authorize the Directors to determine their remuneration.

6)	To approve amendments to the Company’s Bye-laws in order to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended

7)	That the remuneration payable to the Company’s Board of Directors of a total amount of fees not to exceed US$600,000.00 be approved for the year ended December 31, 2007.

In addition, the audited consolidated financial statements for Ship Finance International Limited for the year ended December 31, 2006 were presented to the Meeting.

In a Board Meeting following the Annual General Meeting, Mr. Craig H. Stevenson Jr. was elected as Chairman of the Board.

Hamilton, Bermuda
October 1, 2007

About Ship Finance
Ship Finance is a major vessel owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, Ship Finance has a fleet consisting of 71 vessels, including 37 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs and 5 offshore supply vessels and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on medium or long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited
Dated: October 2, 2007	By	/s/ Lars Solbakken
		Name:	Lars Solbakken
		Title:	Chief Executive Officer
Ship Finance Management AS